Exhibit 99.1

KINGOLD JEWELRY REPORTS FINANCIAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2015

Company to Hold Conference Call with Accompanying Slide Presentation on Wednesday, August 19, 2015, at 5:00 PM ET

WUHAN CITY, China, August 19, 2015 - Kingold Jewelry, Inc. (“Kingold” or the “Company”) (NASDAQ: KGJI), one of China’s leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the second quarter ended June 30, 2015.

2015 SECOND QUARTER FINANCIAL HIGHLIGHTS (ALL RESULTS ARE COMPARED TO PRIOR YEAR PERIOD)

•	Net sales were $249.4 million, a decrease of 26.6% compared to $339.8 million, largely due to decreases in production, sales volume and selling prices
•	Processed a total of 14.5 metric tons of 24-karat gold products, compared to 17.9 metric tons
•	As a result of lower gold prices, the Company incurred a $7.3 million write-down on the value of its inventory
•	Gross profit decreased to $2.4 million compared to $24.5 million, and gross margin was 1.0% compared to 7.2%, primarily due to the write-down of inventory as the result of the drop of gold prices in 2015
•	Net income was $0.6 million, or $0.01 per diluted share, compared to $16.8 million, or $0.25 per diluted share

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to maintain profitability during the second quarter of 2015 given the sharp drop of gold prices and the succeeding lower demand for gold products. China’s economy has been cooling off since the beginning of 2015, and the red-hot stock market during the first half of 2015 made the demand for gold much less appealing. Thus, Chinese consumers have slowed their demand for gold substantially. However, we believe market conditions will motivate us to enhance our design capabilities to solidify our position as one of our industry’s leaders, to establish new partner banks to further extend our coverage for our investment gold products, and to seek and explore new opportunities to expand our sales channels.”

UPDATE ON Kingold Jewelry cultural industry Park (“Jewelry park”)

Mr. Jia stated, “The construction company working on the Jewelry Park is working on the exterior walls and landscaping, and our staff is working actively in preparation for the grand opening of the Jewelry Park scheduled for December 2015. We are all excited and looking forward to sharing future achievements with our investors.”

2015 SECOND QUARTER OPERATIONAL REVIEW

•	For the three months ended June 30, 2015, Kingold processed approximately 14.5 metric tons of 24-karat gold products, compared to 17.9 metric tons processed in the second quarter of 2014

Kingold Jewelry, Inc.	Page 2
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Metric Tons of Gold Processed
	Three Months Ended:
	June 30, 2015		June 30, 2014
	Volume	% of Total	Volume	% of Total
Branded*	6.9	47.6%	8.7	48.6%
Customized**	7.6	52.4%	9.2	51.4%
Total	14.5	100.0%	17.9	100%
	Six Months Ended:
	June 30, 2015		June 30, 2014
	Volume	% of Total	Volume	% of Total
Branded*	12.5	46.6%	16.6	51.4%
Customized**	14.3	53.4%	15.7	48.6%
Total	26.8	100.0%	32.3	100%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

•	For the three months ended June 30, 2015, the Company processed a total of 14.5 metric tons of gold, of which branded production was 6.9 metric tons, representing 47.6% of total gold processed, and customized production was 7.6 metric tons, representing 52.4% of total gold processed in the second quarter of 2015. In the second quarter of 2014, the Company processed a total of 17.9 metric tons, of which branded production was 8.7 metric tons, or 48.6% of the total gold processed, and customized production was 9.2 metric tons, or 51.4 % of total gold processed.

2015 SECOND QUARTER FINANCIAL REVIEW

Net Sales

Net sales for the three months ended June 30, 2015 were $249.4 million, a decrease of $90.3 million, or 26.6%, from net sales of $339.8 million for same period in 2014. The decrease in net sales was primarily due to decreased production and sales volume as well as a decrease in the average selling price for branded and customized production and gold trade-in.

Gross Profit

Gross profit for the three months ended June 30, 2015 was $2.4 million, a decrease of $22.1 million, or 90.1%, from $24.5 million for the same period in 2014.

Gross Margin

Gross margin for the three months ended June 30, 2015 was 1.0%, compared to 7.2% for the same period in 2014. The primary reason for the substantial decrease in gross margin was the drop in gold prices in 2015 resulting in a $10.3 million write-down of inventory. Due to this decline, orders from our customized production segment, which normally has a higher margin than branded production, were noticeably reduced.

Net Income

For the foregoing reasons, net income for the three months ended June 30, 2015 was $0.6 million, or $0.01 per diluted share based on 66.0 million weighted average diluted shares outstanding, compared to $16.8 million, or $0.25 per diluted share based on 66.8 million weighted average diluted shares outstanding in the prior-year period.

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Balance Sheet and Cash Flow

(in millions except for percentages)	6/30/2015	6/30/2014	% Changed
	(Unaudited)	(Unaudited)
Cash	$1.5	6.8	(77.9%)
Inventories (gold)	241.1	209.6	15.0%
Working Capital (Current Assets – Current Liabilities)	165.9	223.1	(25.6%)
Stockholders’ Equity	267.4	244.1	9.5%

Net cash used in operating activities was $23.6 million for the six months ended June 30, 2015, compared with net cash provided by operating activities of $8.8 million for the same period in 2014. The change was mainly due to the decrease in net income and a $10.3 million write-down of inventory reflecting the decline in gold prices.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold). Other factors that may vary significantly include the Company’s purchases of gold and income taxes. The Company expects that the net cash it generates from operating activities will continue to fluctuate as the Company’s inventories, receivables, accounts payables, and the other factors described above change with increased production and the purchase of larger quantities of raw materials (principally gold).

OUTLOOK FOR 2015

With the overall commodity market and gold market under continued pressure, Kingold anticipates a weak demand for gold in China for the rest of 2015. The Company expects that its gold processed is expected to be between 45 metric tons and 55 metric tons during 2015.

Conference Call Details

Kingold also announced that it will discuss its financial results in a conference call on Wednesday, August 19, 2015, at 5:00 PM ET.

The dial-in numbers are:

Live Participant Dial In (North America):	877-407-9038
Live Participant Dial In (China):	4001-202-840
Live Participant Dial In (Other Countries):	201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold’s website at www.kingoldjewelry.com, or click on the following link:  http://kingoldjewelry.equisolvewebcast.com/q2-2015. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China’s largest cities, was founded in 2002 and today is one of China’s leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

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Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include, but are not limited to, statements regarding Kingold’s outlook with respect to its 2015 gold processing, expectations with respect to expansion into a higher margin, direct retail business through the online retail store, expectations with respect to completion of construction of the Jewelry Park and planned grand opening, as well as its ability to engage in presales and finance the remaining construction, and its expectations with respect to a long-term partnership with Fosun. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold’s SEC filings available at www.sec.gov, including Kingold’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

Company Contact
Kingold Jewelry, Inc.
Bin Liu, CFO
Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS
The Equity Group Inc.
Katherine Yao, Senior Associate
+86 10-6587-6435
kyao@equityny.com

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KINGOLD JEWELRY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(IN U.S. DOLLARS)
(UNAUDITED)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

NET SALES	$249,421,052	$339,766,164	$455,616,272	$647,219,263

COST OF SALES
Cost of sales	(246,684,484)	(314,950,855)	(441,805,439)	(594,244,102)
Depreciation	(311,110)	(306,688)	(620,110)	(614,967)
Total cost of sales	(246,995,594)	(315,257,543)	(442,425,549)	(594,859,069)

GROSS PROFIT	2,425,458	24,508,621	13,190,723	52,360,194

OPERATING EXPENSES
Selling, general and administrative expenses	2,205,197	1,053,314	3,883,563	3,618,490
Stock compensation expenses	102,344	612,995	315,127	1,225,990
Depreciation	25,237	30,933	50,428	62,040
Amortization	3,096	3,065	6,170	6,154
Total operating expenses	2,335,874	1,700,307	4,255,288	4,912,674

INCOME FROM OPERATIONS	89,584	22,808,314	8,935,435	47,447,520

OTHER INCOME (EXPENSES)
Other Income	6,530	-	6,530	-
Interest Income	133,803	-	151,072	-
Interest expense	(84,616)	(282,868)	(382,153)	(961,391)
Total other expenses, net	55,717	(282,868)	(224,551)	(961,391)

INCOME FROM OPERATIONS BEFORE TAXES	145,301	22,525,446	8,710,884	46,486,129

INCOME TAX PROVISION (BENEFIT)
Current	557,373	5,714,928	3,286,274	12,203,971
Deferred	(985,503)	-	(1,730,028)	274,548
Total income tax provision (benefit)	(428,130)	5,714,928	1,556,246	12,478,519

NET INCOME	$573,431	$16,810,518	$7,154,638	$34,007,610
Add: net loss attributable to non-controlling interest	188	-	188	-

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	573,619	16,810,518	7,154,826	34,007,610

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation gains (loss)	$488,151	$332,315	$1,587,816	$(1,666,440)
Less: foreign currency translation gain
attributable to noncontrolling interest	(81)	-	(81)	-
Foreign currency translation gains (loss)
attributable to common stockholders	488,070	332,315	1,587,735	(1,666,440)

COMPREHENSIVE INCOME	$1,061,689	$17,142,833	$8,742,561	$32,341,170

Earnings per share
Basic	$0.01	$0.25	$0.11	$0.52
Diluted	$0.01	$0.25	$0.11	$0.51
Weighted average number of shares
Basic	65,963,502	65,953,462	65,963,502	65,881,239
Diluted	65,963,502	66,088,514	65,963,502	66,337,896

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KINGOLD JEWELRY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)
(UNAUDITED)

	June 30,	December 31,
	2015	2014

ASSETS

CURRENT ASSETS
Cash	$1,498,322	$1,331,658
Restricted cash	24,901,967	14,793,632
Accounts receivable	132,837	503,406
Inventories, net	241,143,859	212,396,363
Other current assets and prepaid expenses	318,132	57,971
Value added tax recoverable	8,972,469	4,501,426
Deferred income tax assets	2,586,001	-
Total current assets	279,553,587	233,584,456

PROPERTY AND EQUIPMENT, NET	8,804,987	9,390,258

OTHER ASSETS
Deposit on land use right-Jewelry Park	9,879,485	9,819,687
Construction in progress - Jewelry Park	82,965,439	58,310,818
Other assets	158,034	157,078
Land use right	488,836	492,027
Total other assets	93,491,794	68,779,610
TOTAL ASSETS	$381,850,368	$311,754,324

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short term loans	$9,821,896	$16,270,745
Long term loans - current maturities	32,715,100	28,844,777
Debts payable, net	65,151,912	-
Other payables and accrued expenses	4,072,649	2,970,770
Income tax payable	1,568,248	978,713
Other taxes payable	298,574	777,537
Total current liabilities	113,628,379	49,842,542

Deferred income tax liability-Non-Current	851,271	-
Long term loans	-	3,672,308
TOTAL LIABILITIES	114,479,650	53,514,850

EQUITY
Preferred stock, $0.001 par value, 500,000 shares
authorized, none issued or outstanding
as of June 30, 2015 and December 31, 2014	-	-
Common stock $0.001 par value, 100,000,000 shares
authorized, 65,963,502 and 65,963,502 shares issued and outstanding
as of June 30, 2015 and December 31, 2014	65,963	65,963
Additional paid-in capital	79,775,302	79,460,175
Retained earnings
Unappropriated	170,156,901	163,002,075
Appropriated	967,543	967,543
Accumulated other comprehensive income	16,331,452	14,743,718
Total stockholders’ equity	267,297,161	258,239,474

Noncontrolling interest	73,557
Total equity	267,370,718	258,239,474
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$381,850,368	$311,754,324

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KINGOLD JEWELRY, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(IN U.S. DOLLARS)
(UNAUDITED)

	For the six months ended June 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,154,638	$34,007,610
Adjustments to reconcile net income to cash provided by (used in)
operating activities:
Depreciation	670,538	677,007
Amortization of intangible assets	6,170	6,154
Amortization of deferred financing costs	326,509	-
Share based compensation for services	315,127	1,225,990
Inventory valuation allowance	10,315,970	-
Deferred tax provision (benefit)	(1,730,028)	274,548
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	372,622	456,437
Inventories	(37,695,661)	(36,496,004)
Other current assets and prepaid expenses	(120,344)	7,932,173
Value added tax recoverable	(5,280,553)	(780,002)
Increase (decrease) in:
Other payables and accrued expenses	1,086,129	(893,437)
Income tax payable	581,994	2,486,400
Other taxes payable	366,577	(146,790)
Net cash provided by (used in) operating activities	(23,630,312)	8,750,086

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(29,825)	(150,718)
Cash deposit for land use right-Jewelry Park	-	(10,330,282)
Cash payment in construction in progress-Jewelry Park	(24,233,680)	-
Net cash used in investing activities	(24,263,505)	(10,481,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from minority interest for the new subsidiary	73,465	-
Proceeds from bank loans-short term	6,530,186	20,759,049
Repayments of bank loans-short term	(13,060,372)	(49,333,268)
Proceeds from long term loan	-	3,674,759
Restricted cash	(9,991,098)	(20,331,414)
Proceeds from related party loan	-	64,971,981
Repayments of related party loan	-	(12,994,396)
Net proceeds from debt financing instruments private placement	65,301,858	-
Deferred financing costs	(653,019)	-

Net cash provided by financing activities	48,201,020	6,746,711

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(140,539)	(491,514)

NET INCREASE IN CASH AND CASH EQUIVALENTS	166,664	4,524,283

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,331,658	2,284,930

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,498,322	$6,809,213

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest expense	$2,584,438	$6,411,325
Cash paid for income tax	$2,704,280	$9,717,571

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash dividend declared	$-	$5,276,277